Exhibit 99.2

Hi Everyone,

My name is Masha Golovina, and I am the head of art acquisitions here at Masterworks.

The subject of our newest offering is a beautiful yellow Pumpkin by Yayoi Kusama, painted in 1999. Masterworks agreed to acquire the work through private treaty in January and is it now offered for investment at an offering price of $1,887,000.

Yayoi Kusama is a global cultural icon, admired for her immersive installations and minimalist abstractions, which she began working on in the late 1950s. When Kusama moved to New York in the 50s, she became close friends with important contemporaries, such as Andy Warhol and Donald Judd, who both admired her work. Though she returned to Japan and committed herself to a psychiatric institute in 1977, where she remains to this day, she has continued to create and build her artistic practice.

The Painting itself is a 13 by 16 inch gem, from Kusama’s iconic “Pumpkin” series and features a portly yellow pumpkin, closely cropped against a black net background. Kusama, who turned 93 this March, has been interested in pumpkins since her childhood, and they first appeared as a motif in 1946. Works from the series range in size from under ten inches in height and width to over fifty inches in height and width. Among the various colors used by the artist, yellow pumpkins against a black background, like the Painting, are among the most commercial.

In a 2015 interview, Kusama explained her adoration, saying: “I love pumpkins because of their humorous form, warm feeling, and a human-like quality and form. My desire to create works of pumpkins still continues. I have enthusiasm as if I were still a child.”

Though larger pumpkins command record prices, modestly sized paintings under 21 by 21 inches in height and width have achieved prices in excess of $1.6 million at auction: the pink “Pumpkin” from 1992 sold for a staggering [Hong Kong Dollar equivalent of] $3.45 million on June 18, 2021 at Sotheby’s, meanwhile, a two figure composition titled, “Pumpkins” from 1987 sold for $1.95 million at Christie’s in New York in October of 2021. More recently in March 2022, a small format work around 9 by 11 inches sold for a [Pound Sterling equivalent of] $1.1m at Christie’s in London, after several minutes of competitive bidding.

Investing involves risk. Before investing, please be sure to carefully review the Offering Circular and see important disclosures available at masterworks dot io slash cd.